FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial
Responsibility or Connected Persons

I give below details of changes in the directors' interests in the Ordinary Shares and American Depositary Shares (ADSs) of GlaxoSmithKline plc.

On 30 March 2012, the Company's Non-Executive Directors were allocated notional Ordinary Shares at a price of £14.07 per Ordinary Share, and notional ADSs at a price of $45.10 per ADS under the share allocation arrangements for Non-Executive Directors for the period of service from 1 January 2012 to 31 March 2012:

Non Executive Director	Ordinary Shares	American Depositary Shares (ADSs)

Sir Christopher Gent	2,398.721
Professor Sir Roy Anderson	466.418
Dr Stephanie Burns		588.118
Stacey Cartwright	333.156
Lawrence Culp		914.850
Sir Crispin Davis	1,687.989
Judy Lewent		294.059
Sir Deryck Maughan		1,176.236
James Murdoch	1,332.623
Dr Daniel Podolsky		1,078.216
Tom de Swaan	688.522
Sir Robert Wilson	466.418

The Company and the Non-Executive Directors were informed of these allocations on 2 April 2012.

This notification relates to transactions notified in accordance with

Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary
2 April 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 02, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc